Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com	VIA EDGAR AND FEDEX

September 30, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Tabatha McCullom
Joel Parker
Christina De Rosa
Amy Reischauer
Daniel Greenspan

RE:	FibroGen, Inc.
Registration Statement on Form S-1
Filed September 30, 2014
CIK No. 000921299

Ladies and Gentlemen:

On behalf of FibroGen, Inc. (“FibroGen” or the “Company”), we are submitting this letter and the following information in response to a letter (the “Comment Letter”), dated September 22, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1, confidentially submitted on June 11, 2014, as amended by the Company’s Amendment No. 1 to the Registration Statement, confidentially submitted on August 8, 2014, as amended by the Company’s Amendment No. 2 to the Registration Statement, confidentially submitted on September 4, 2014 (“Amendment No. 2”), as amended by the Company’s Amendment No. 3 to the Registration Statement, for the sole purpose of filing certain exhibits to the Registration Statement, confidentially submitted on September 24, 2014 (“Amendment No. 3”). We are also concurrently filing an amended version of the Registration Statement (the “Registration Statement”) and sending the Staff a hard copy of this letter, the Registration Statement, and a version of the Registration Statement that is marked to show changes to Amendment No. 2 (since Amendment No. 3 was an exhibit-only submission).

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter. For the Staff’s convenience, we have incorporated your comment into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

U.S. Securities and Exchange Commission

September 30, 2014

Page Two

Notes to Consolidated Financial Statements

Note 3—Collaboration Agreements

AstraZeneca Agreements, page F-15

1. Please clarify here and in MD&A the specific nature of the revenue that was recognized and deferred during the second quarter of 2014 related to the AstraZeneca agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Registration Statement to clarify the specific nature of the revenue that was recognized and deferred under the AstraZeneca agreement during the six months ended June 30, 2014.

The Company respectfully advises the Staff that it believes that the disclosure in the Registration Statement on the relative selling price method in the notes to the Company’s consolidated financial statements provides adequate disclosure of how each payment under the AstraZeneca agreement is treated.

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Please contact me at (650) 843-5636 or Glen Sato of Cooley LLP at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Thomas B. Neff, FibroGen, Inc.
Michael Lowenstein, FibroGen, Inc.
Glen Y. Sato, Cooley LLP
John L. Savva, Sullivan & Cromwell LLP
Deepak Bhandarkar, PricewaterhouseCoopers LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM